UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Magellan Health, Inc.

(Name of Issuer)

Ordinary Common Stock, par value $0.01 per share

(Title of Class of Securities)

559079207

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,619,353
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,619,353
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		228,603
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

228,603
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		130,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

130,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		130,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

130,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		215,530
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

215,530
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

215,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		85,229
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

85,229
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		85,229
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

85,229
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

PN

11

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,369,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,369,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,369,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,369,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

LESLIE V. NORWALK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

GUY P. SANSONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,275
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,275
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

STEVEN J. SHULMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP NO. 559079207

1	NAME OF REPORTING PERSON

SHIRLEY A. WEIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. 559079207

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(ix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(x)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
20

CUSIP NO. 559079207

(xii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);
(xiv)	Gavin T. Molinelli, as a nominee for the Board;
(xv)	Leslie V. Norwalk, as a nominee for the Board;
(xvi)	Guy P. Sansone, as a nominee for the Board;
(xvii)	Steven J. Shulman, as a nominee for the Board; and
(xviii)	Shirley A. Weis, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Feld and Molinelli is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. Ms. Norwalk’s principal business address 1227 25th Street, NW, Suite 700, Washington, D.C. 20037. Mr. Sansone’s principal business address is 600 Madison Avenue, New York, New York 10022. Mr. Shulman’s principal business address is 1433 Nighthawk Pointe, Naples, Florida 34105. Ms. Weis’ principal business address is 11445 E. Via Linda, Suite 2492, Scottsdale, Arizona 85259.

21

CUSIP NO. 559079207

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Molinelli is serving as a Partner of Starboard Value LP. The principal occupation of Ms. Norwalk is serving as Strategic Counsel to Epstein Becker Green, P.C. The principal occupation of Mr. Sansone is serving as a Managing Director at Alvarez & Marsal. The principal occupation of Mr. Shulman is serving as the Managing Partner at Shulman Family Ventures, Inc. The principal occupation of Ms. Weis is serving as President of Weis Associates, LLC.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld, Molinelli, Sansone and Shulman and Mses. Norwalk and Weis are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,619,353 Shares beneficially owned by Starboard V&O Fund is approximately $93,192,219, excluding brokerage commissions. The aggregate purchase price of the 228,603 Shares beneficially owned by Starboard S LLC is approximately $13,515,518, excluding brokerage commissions. The aggregate purchase price of the 130,301 Shares beneficially owned by Starboard C LP is approximately $7,705,348, excluding brokerage commissions. The aggregate purchase price of the 85,229 Shares beneficially owned by Starboard L Master is approximately $4,848,678, excluding brokerage commissions. The aggregate purchase price of the 305,614 Shares held in the Starboard Value LP Account is approximately $18,072,480, excluding brokerage commissions. The aggregate purchase price of the 2,275 Shares beneficially owned by Mr. Sansone is approximately $150,870, excluding brokerage commissions. The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Shulman is approximately $624,700, excluding brokerage commissions.

22

CUSIP NO. 559079207

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 22, 2019, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of six highly qualified director candidates, including Peter A. Feld, Gavin T. Molinelli, Leslie V. Norwalk, Guy P. Sansone, Steven J. Shulman, and Shirley A. Weis (collectively, the “Nominees”), for election to the Board at the Issuer’s 2019 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, healthcare, private equity, mergers and acquisitions, restructuring, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of nominees who collectively have substantial and highly successful experience in the healthcare, insurance, medical device and equipment, technology, and pharmaceutical industries and who have decades of experience as CEOs, CFOs, CAOs, senior executives, chairmen and directors of well-performing healthcare companies. Starboard expects that five of the Issuer’s nine current Board members will be standing for election at the Annual Meeting, and if that remains the case, Starboard has indicated that it would withdraw one of the two direct Starboard representatives as a nominee.

Also, on February 22, 2019, Starboard delivered a letter to stockholders of the Issuer, which, among other things, details the extensive and prolonged underperformance at the Issuer.  While Starboard believes the Issuer is a great company positioned in an industry with strong secular tailwinds, Starboard highlights in the letter that operational missteps, including missed execution and poor capital allocation, have resulted in extensive periods of share price underperformance. Accordingly, Starboard believes substantial change in the composition of the Board is warranted in order to provide a fresh perspective and to make decisions objectively without the burden of attachment to past practices. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves as a member of the Board of Directors of Symantec Corporation (NASDAQ: SYMC), a cybersecurity software and services company, since September 2018. He previously served as a member of the Board of Directors of each of Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink’s Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014, and Unwired Planet, Inc. (formerly NASDAQ: UPIP) (n/k/a Great Elm Capital Group, Inc.), an intellectual property company that focused exclusively on the mobile industry, from July 2011 to March 2014 and as Chairman from September 2011 to July 2013. Mr. Feld received a BA in Economics from Tufts University.

23

CUSIP NO. 559079207

Gavin T. Molinelli is a Partner of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to Starboard Value LP’s formation in 2011, as part of the spin-off, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius LLC in October 2006, Mr. Molinelli was a member of the Technology Investment Banking group at Banc of America Securities LLC. Mr. Molinelli previously served on the Board of Directors of each of Forest City Realty Trust, Inc. (formerly NYSE: FCEA), a real estate investment trust, from April 2018 until its acquisition by Brookfield Asset Management Inc. (NYSE: BAM) in December 2018, Depomed, Inc. (NASDAQ: DEPO), a specialty pharmaceutical company, from March 2017 to August 2017 and Wausau Paper Corp. (formerly NYSE: WPP), a then leading provider of away from home towel and tissue products, from July 2014 until it was acquired by SCA Tissue North America LLC in January 2016. Mr. Molinelli also previously served on the Board of Directors of Actel Corporation (formerly NASDAQ: ACTL), a semi-conductor company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

Leslie V. Norwalk, Esq. has served as Strategic Counsel to Epstein Becker Green, P.C., a law firm with a focus on healthcare and life science, and two healthcare consulting agencies, EBG Advisors, Inc. and National Health Advisors, since September 2007. Additionally, since 2008, Ms. Norwalk has served as an advisor to three private equity firms including, Warburg Pincus, LLC, Peloton Equity, LLC (a spinoff of Ferrer Freeman & Company) and Enhanced Equity Fund, L.P. (where she has also served as an Operating Partner since 2008). Ms. Norwalk was also previously an advisor at Kingdon Capital Management, LLC, an employee owned hedge fund sponsor, from 2011 until 2012. From 2001 to 2007, Ms. Norwalk served the George W. Bush Administration in the Centers for Medicare & Medicaid Services (CMS). From 2006 to 2007, she was the Acting Administrator, where she managed the operations of federal health care programs, including Medicare and Medicaid. From 2002 to 2005, she was the agency's Deputy Administrator. In 2001, she served as the Counselor to the Administrator. Prior to that, Ms. Norwalk practiced law with Epstein Becker & Green, P.C. where she advised clients on a variety of health policy matters, from 1996 to 2001. From 1993 to 1996, she was a law clerk at Epstein Becker & Green, P.C. Before that, she also served in the George H.W. Bush Administration in the White House Office of Presidential Personnel and the Office of the U.S. Trade Representative, from 1989 to 1993. Currently, Ms. Norwalk serves on the board of directors of Providence Service Corporation (NASDAQ: PRSC), a social services corporation, since November 2015, Endologix, Inc. (NASDAQ: ELGX), a developer and marketer of innovative treatments for aortic disorders, since May 2015 and NuVasive, Inc. (NASDAQ: NUVA), a medical device company, since May 2014. In addition, Ms. Norwalk currently sits on the boards of directors of several private companies, including CareCentrix, Inc., a post-acute managed care company, since August 2018, Adobe Healthcare, a home health and hospice care company, since 2013, Cedar Gate Technologies, LLC, a prescriptive analytic company, since 2017, RMS Healthcare Management, LLC (d/b/a Med First), an operator of on-demand primary & urgent care clinics, since 2017, HealthPlanOne (n/k/a HPOne), a sales and marketing organization operating in the health insurance marketplace, since May 2015, Linkwell Health, a developer of health and wellness engagement and loyalty programs, since 2016, MedCircle, a private digital platform focused on patient education, since 2016 and Healtheo360 LLC, an online platform for patient information, since 2017. She is also a member of APCO Worldwide’s International Advisory Council, an independent global public affairs and strategic communications consultancy. Previously, Ms. Norwalk served on the board of Volcano Corporation (formerly NASDAQ: VOLC), a medical device company, from October 2011 until its acquisition by Royal Philips NV in February 2015, Press Ganey Associates, Inc., a health care company known for developing and distributing patient satisfaction surveys, from 2012 to 2016, STARUS Medical Group Inc., a multi-site medical group practice management and medical services organization, from 2013 to 2016, the GW Medical Faculty Associates, the largest independent physician practice in the D.C. Metro area, from 2012 to 2015, ikaSystems Corporation, a web-based enterprise resource planning technology for process automation from 2010 to 2015, Sound Inpatient Physicians, Inc., a hospitalist company, from September 2009 to 2014, Guardian Healthcare Group, Inc., a provider of home healthcare solutions, from 2010 to 2012, MTS Medication Technologies, Inc., a designer and manufacturer of pharmaceutical packaging systems, from 2010 to 2012, Santé Pediatric Rehabilitation, a provider of pediatric rehabilitation services, from 2010 to 2012, Preferred Care Partners, Inc., an insurance company, from 2011 to 2012, WhiteGlove Health, Inc. (f/k/a WhiteGlove House Call Health Inc.), a home health care provider, from 2011 to 2012, and The Broadlane Group, Inc., an end-to-end cost management partner for healthcare providers from 2009 to 2010. Ms. Norwalk received her J.D. from the George Mason University School of Law and her B.A. from Wellesley College.

24

CUSIP NO. 559079207

Guy P. Sansone is a Managing Director at Alvarez & Marsal in New York, a financial advisory and consulting firm notable for its work in turnaround management and performance improvement of a number of large, high-profile businesses across the globe, where he serves as Chairman of the firm's Healthcare Industry Group, which he founded in 2004. Mr. Sansone has also served on the Boards of Directors of Civitas Solutions, Inc. (NYSE:CIVI), a leading national provider of home-and community-based health and human services to must-serve individuals with intellectual, developmental, physical or behavioral disabilities and other special needs, since December 2009 until its pending acquisition by Celtic Intermediate Corp. in March 2019, and HealthPRO Heritage, a leading national provider of therapy management and consulting services, since September 2015. Mr. Sansone has served on the Board of Advisors for Pager, Inc., a mobile healthcare technology company, since March 2017. Over the past 20 years, he has invested in and consulted as an executive to numerous companies, focusing on developing and evaluating strategic and operating alternatives designed to enhance value. From November 2014 through December 2016, Mr. Sansone served as the interim Chief Executive Officer of the Visiting Nurse Service of New York (VNSNY), the largest post-acute home-based services provider in New York State. Prior to VNSNY, he served as a Senior Advisor to the Board of Directors of Health Management Associates, Inc. (formerly NYSE:HMA), which through its affiliates owned and managed hospitals and ambulatory surgery centers, from August 2013 until the company was acquired by Community Health Systems, Inc. in January 2014. Prior to that, Mr. Sansone served as Interim President of LifeCell Corporation, a leading regenerative medicine company that was later acquired, from April 2013 to October 2013. He also previously served as the Chief Restructuring Officer for Erickson Retirement Communities (n/k/a Erickson Living), an operator and developer of retirement communities, from 2009 to 2011, which filed for bankruptcy protection in October 2009. From 2009 to 2010, Mr. Sansone was the Chief Implementation Officer to the Saint Barnabas Health Care System (n/k/a Saint Barnabas Medical Center, an affiliate of RWJBarnabas Health), one of New Jersey's largest integrated health care delivery systems, and from 2008 to 2009, was a Senior Consultant at Sunrise Senior Living, an operator of assisted living and other houses for senior citizens. From 2005 to 2007, Mr. Sansone served as the Chief Executive Officer and Chief Restructuring Officer at Saint Vincent Catholic Medical Centers in New York, where he lead the organization through a successful Chapter 11 reorganization, and from 2003 to 2004, as interim Chief Financial Officer of HealthSouth Corporation (n/k/a Encompass Health Corporation), one of the nation's largest providers of post-acute healthcare services, among other positions. Mr. Sansone also previously served as a director of Rotech Healthcare, Inc., a provider of home medical equipment and services, from 2002 to 2005, where he served as President and co-Chief Executive Officer on an interim basis from August 2002 to December 2002. He also held various other senior management positions earlier in his career, including as Senior Vice President of Integrated Health Services, Inc. and as the Chief Financial Officer of Telegroup, Inc. Mr. Sansone earned a B.S. from the State University of New York at Albany.

25

CUSIP NO. 559079207

Steven J. Shulman has served as the Managing Partner at Shulman Family Ventures, Inc. (Shulman Ventures), a healthcare private equity firm, since 2008. He previously served as an Operating Partner at Water Street Healthcare Partners, LLC, a healthcare-focused private equity firm, from 2008 until March 2015. From 2008 until December 2013, Mr. Shulman served as an Operating Partner at Tower Three Partners LLC, a private equity firm. From 2002 to 2008, Mr. Shulman served as Chairman and Chief Executive Officer of Magellan Health Services, Inc. (n/k/a Magellan Health, Inc.) (NASDAQ:MGLN), a specialty healthcare management organization, where he spearheaded its turnaround and restructuring following bankruptcy. Prior to that, from 2000 to 2002, he served as Chairman and Chief Executive Officer of Internet Healthcare Group, LLC, an early-stage healthcare services and technology venture fund that he founded. From 1997 to 1999, Mr. Shulman served as Chairman, President and Chief Executive Officer of Prudential Healthcare, Inc., a healthcare insurer, where he managed a significant turnaround prior to its acquisition by Aetna Inc. Prior to that, Mr. Shulman served in senior executive positions at Value Health, Inc. (NYSE:VH), a specialty managed care company he founded and took public, from 1987 to 1997, including as a Director and as President of the Pharmacy and Disease Management Group. He also previously held senior executive positions at each of Cigna Corporation (NYSE:CI), a global health insurance and service company, including as President of the East Central Division, and Kaiser Permanente, an integrated managed care company, including as Director, Medical Economics. Mr. Shulman currently serves as Chairman of both Quartet Health, Inc., a healthcare technology company which connects primary care and mental health providers, since March 2014 and CareCentrix, Inc., a post-acute managed care company, since 2008. He also serves as a director of several other privately-held companies, including MedImpact Healthcare Systems, Inc., a pharmacy benefit manager, since 2013, VillageMD, a national provider of primary care, since November 2015, Facet, a medical device company, since April 2013 and Pager, Inc., a mobile healthcare technology company, since September 2018. Previously, Mr. Shulman served as a member of the board of directors of R1 RCM Inc. (NASDAQ:RCM), a leading provider of revenue cycle services and physician advisory services, from April 2013 to April 2018, and had served as its Chairman since April 2014, and Health Management Associates, Inc. from July 2013 to February 2014, where he successfully participated in a hostile takeover and engineered its sale to Community Health Systems, Inc. (NYSE:CYH), a provider of general hospital healthcare services, for $7.6 B which closed in early 2014. He also serves on the Dean’s Council at the State University of New York at Stony Brook. Mr. Shulman holds both a Master’s degree and a Bachelor’s degree from the State University of New York at Stony Brook.

26

CUSIP NO. 559079207

Shirley A. Weis has served as the President of Weis Associates, LLC, a consulting firm she founded focused on healthcare management, strategic planning and leadership development, since January 2014. She has also served as a Senior Advisor to Leavitt Partners, LLC, a health care consulting firm, since February 2014 and as a Special Advisor to the President and Professor of Practice in the W. P. Carey School of Business and the College of Nursing and Health Innovation at Arizona State University, from August 2014 until June 2018. Previously, Ms. Weis was the Vice President and Chief Administrative Officer of Mayo Clinic, a nonprofit medical practice and medical research group, from 2007 until her retirement in December 2013. She joined Mayo Clinic in 1995 and held a number of clinical and administrative leadership positions, including Chair of Administrative Services for the Mayo Clinic in Arizona, Chair of the Mayo Clinic Managed Care Department and Executive Director of Mayo Management Services, Inc. Ms. Weis was also previously a member of the Mayo Clinic Board of Trustees and served as the Secretary for the Mayo Clinic Board of Governors. Prior to joining Mayo Clinic, she was the Chief Operating Officer of Blue Care Network, a Health Maintenance Organization, and the Emergency Department Manager for Lansing General Hospital. Ms. Weis has served on the Boards of Directors of RTI Surgical Inc. (NASDQ:RTIX), a leading global surgical implant company, since October 2014, Sentry Insurance Company, a mutual insurance company specializing in business insurance, since May 2015 and The Medical Memory, LLC, a Phoenix-based, private company that facilitates recording of medical conversations with doctors and distributes them to patients and families, since July 2017. She previously served on the Board of Directors of Traverse Global Healthcare, a Phoenix-based developer of U.S. - style healthcare facilities in global markets, from February 2014 until the company was dissolved in October 2016. Ms. Weis also served on the Michigan State University College of Nursing Board of Visitors and is a distinguished author and public speaker. She is Emeritus Professor in the Mayo Clinic College of Medicine and has also taught healthcare leadership at the University of Minnesota’s Carlson School of Management, Michigan State University, University of Wisconsin-LaCrosse, Lansing Community College and for the Michigan Hospital Association. Ms. Weis holds a BSN in Nursing from Michigan State University and a Master’s degree in management from Aquinas College. She also received an honorary Doctor of Science degree from Michigan State University. Ms. Weis has been named a Michigan State University Distinguished Alumna and has received the Diana Award for Outstanding Business Women. She was also named one of the Top 25 Women in Healthcare by Modern Healthcare magazine for 2007 and 2013 and the National Association of Professional Women’s “Woman of the Year Award” for 2012.

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

27

CUSIP NO. 559079207

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,255,074 Shares outstanding, as of September 30, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018.

A.	Starboard V&O Fund
(a)	As of the close of business on February 22, 2019, Starboard V&O Fund beneficially owned 1,619,353 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 1,619,353
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,619,353
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on February 22, 2019, Starboard S LLC beneficially owned 228,603 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 228,603
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 228,603
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on February 22, 2019, Starboard C LP beneficially owned 130,301 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,301
4. Shared power to dispose or direct the disposition: 0

28

CUSIP NO. 559079207

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 130,301 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,301
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 130,301 shares owned by Starboard C LP and (ii) 85,229 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 215,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 215,530
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.
F.	Starboard L Master
(a)	As of the close of business on February 22, 2019, Starboard L Master beneficially owned 85,229 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 85,229
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,229
4. Shared power to dispose or direct the disposition: 0

(c)	Other than the internal transfer of Shares as set forth in Schedule B, annexed hereto, Starboard L Master has not entered into any transactions in the Shares during the past sixty days.
29

CUSIP NO. 559079207

G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 85,229 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 85,229
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,229
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days.
H.	Starboard Value LP
(a)	As of the close of business on February 22, 2019, 305,614 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,619,353 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, (iv) 85,229 Shares owned by Starboard L Master, and (v) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,619,353 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, (iv) 85,229 Shares owned by Starboard L Master, and (v) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

30

CUSIP NO. 559079207

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,619,353 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, (iv) 85,229 Shares owned by Starboard L Master, and (v) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,619,353 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, (iv) 85,229 Shares owned by Starboard L Master, and (v) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,619,353 Shares owned by Starboard V&O Fund, (ii) 228,603 Shares owned by Starboard S LLC, (iii) 130,301 Shares owned by Starboard C LP, (iv) 85,229 Shares owned by Starboard L Master, and (v) 305,614 Shares held in the Starboard Value LP Account.

31

CUSIP NO. 559079207

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,369,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,369,100

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
M.	Mr. Molinelli
(a)	As of the close of business on February 22, 2019, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares during the past sixty days.
N.	Ms. Norwalk
(a)	As of the close of business on February 22, 2019, Ms. Norwalk did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Norwalk has not entered into any transactions in the Shares during the past sixty days.
O.	Mr. Sansone
(a)	As of the close of business on February 22, 2019, Mr. Sansone beneficially owned 2,275 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,275 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,275 4. Shared power to dispose or direct the disposition: 0

32

CUSIP NO. 559079207

(c)	The transactions in the Shares by Mr. Sansone during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
P.	Mr. Shulman
(a)	As of the close of business on February 22, 2019, Mr. Shulman beneficially owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Shulman during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
Q.	Ms. Weis
(a)	As of the close of business on February 22, 2019, Ms. Weis did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Weis has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 22, 2019 the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

33

CUSIP NO. 559079207

Pursuant to letter agreements, Starboard V&O Fund and its affiliates have agreed to indemnify each of Messrs. Sansone and Shulman and Mses. Norwalk and Weis against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to compensate Messrs. Sansone and Shulman and Mses. Norwalk and Weis for being named as and serving as Nominees for election as directors of the Issuer (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Sansone and Shulman and Mses. Norwalk and Weis (i) $25,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $25,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission by Starboard Value LP or its affiliates relating to the Solicitation.

Pursuant to the Compensation Letter Agreements, each of Messrs. Sansone and Shulman and Mses. Norwalk and Weis agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Sansone and Shulman and Mses. Norwalk and Weis shall determine but in any event no later than fourteen (14) days after receipt of such compensation, subject to Starboard’s right to waive the requirement to purchase the Nominee Shares.  If elected or appointed to serve as a director of the Board, each of Messrs. Sansone and Shulman and Mses. Norwalk and Weis agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Sansone and Shulman and Mses. Norwalk and Weis may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Starboard Value LP entered into an advisor agreement (the “Advisor Agreement”) with Mr. Shulman in light of Mr. Shulman’s extensive healthcare industry experience and expertise.  Pursuant to the Advisor Agreement and in consideration for the performance of certain consulting and advisory services by Mr. Shulman, Starboard Value LP agreed to pay Mr. Shulman an upfront fee equal to $50,000 in cash.  Mr. Shulman agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Issuer, no later than fifteen (15) business days after receipt of such compensation, except in certain limited circumstances. The Advisor Agreement terminates upon the earliest to occur of (i) the conclusion of the Annual Meeting, (ii) the election or appointment of Mr. Shulman to the Board, (iii) the nomination of Mr. Shulman by the Company for election to the Board, (iv) the date of any agreement with the Company in furtherance of Mr. Shulman’s nomination or appointment to the Board, and (v) the written consent of Mr. Shulman and Starboard Value LP to terminate the Advisor Agreement.

On February 15, 2019, Starboard V&O Fund exercised all forward purchase contracts previously described in the Schedule 13D and thereby acquired 250,000 Shares in the aggregate. Accordingly, Starboard V&O Fund is no longer a party to any forward purchase contracts.

On January 22, 2019, Mr. Shulman sold short 100 exchange-listed call options referencing an aggregate of 10,000 Shares (the “Call Options”). The Call Options have a strike price of $75.00 and expire on June 21, 2019.

34

CUSIP NO. 559079207

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
99.1	Letter to Shareholders, dated February 22, 2019.
99.2	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Gavin T. Molinelli, Leslie V. Norwalk, Guy P. Sansone, Steven J. Shulman and Shirley A. Weis, dated February 22, 2019.
99.3	Form of Indemnification Letter Agreement.
99.4	Form of Compensation Letter Agreement.
99.5	Powers of Attorney.

35

CUSIP NO. 559079207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, Gavin T. Molinelli, Leslie V. Norwalk, Guy P. Sansone, Steven J. Shulman and Shirley A. Weis

36

CUSIP NO. 559079207

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

CUSIP NO. 559079207

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Disposition of Common Stock[1]	(85,229)	56.8900	01/02/2019
Exercise of Forward Contract	(250,000)	54.4169	01/15/2019
Purchase of Common Stock	250,000	54.5879	01/15/2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Acquisition of Common Stock[2]	85,229	56.8900	01/02/2019

GUY P. SANSONE

Purchase of Common Stock	2,275	66.3167	01/30/2019

Steven j. shulman

Purchase of Common Stock	10,000	62.4700	12/13/2018
Short Sale of June 21, 2019 Call Option ($75.00 Strike Price)[3]	(10,000)	1.7700	01/22/2019

1 Represents an internal transfer of shares to Starboard Value and Opportunity Master Fund L LP.

2 Represents an internal transfer of shares from Starboard Value and Opportunity Master Fund Ltd.

3 Represents shares underlying 100 exchange-listed call options.